UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

CorePoint Lodging Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

21872L104

(CUSIP Number)

Giovanni Cutaia

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Edgar J. Lewandowski, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21872L104	SCHEDULE 13D	2

1	NAMES OF REPORTING PERSONS BRE/LQJV-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,769,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,769,655
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,769,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	3

1	NAMES OF REPORTING PERSONS BRE/Prime Mezz 2 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	4

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,608
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 1,458,608
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,228,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	5

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,047
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,047
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	6

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,631
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,631
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	7

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,751
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,751
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	8

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 262,018
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 262,018
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,018
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	9

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.3-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,078
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 304,078
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	10

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,162
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	11

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,045,672
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 3,045,672
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,815,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	12

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 770,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 770,527
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	13

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,096,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,096,835
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	14

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,817,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,817,965
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,817,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	15

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,291
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,291
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	16

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 444,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	17

1	NAMES OF REPORTING PERSONS BRE/Prime Mezz 3-A L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	18

1	NAMES OF REPORTING PERSONS BRE/Prime Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	19

1	NAMES OF REPORTING PERSONS WIH Hotels L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	20

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,464,133
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 2,464,133
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	21

1	NAMES OF REPORTING PERSONS BREA IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,464,133
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 2,464,133
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	22

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,819,290
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 7,819,290
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	23

1	NAMES OF REPORTING PERSONS BREA V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,819,290
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 7,819,290
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	24

1	NAMES OF REPORTING PERSONS BREP V Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 444,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	25

1	NAMES OF REPORTING PERSONS BREP IV Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,162
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	26

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	27

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	28

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21872L104	SCHEDULE 13D	29

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	30

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of CorePoint Lodging Inc., a Maryland corporation (the “Issuer”). and amends and supplements the initial statement on Schedule 13D filed on June 11, 2018 (the “Original Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of CorePoint Lodging Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 125 E. John Carpenter Freeway, Suite 1650, Irving, Texas 75062.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	BRE/LQJV-NQ L.L.C., a Delaware limited liability company,

(ii)	BRE/Prime Mezz 2 L.L.C., a Delaware limited liability company,

(iii)	Blackstone Real Estate Partners IV L.P., a Delaware limited partnership,

(iv)	Blackstone Real Estate Partners IV.F L.P., a Delaware limited partnership,

(v)	Blackstone Real Estate Partners IV.TE.2 L.P., a Delaware limited partnership,

(vi)	Blackstone Real Estate Partners (DC) IV.TE.1 L.P., a Delaware limited partnership,

(vii)	Blackstone Real Estate Partners (DC) IV.TE.2 L.P., a Delaware limited partnership,

(viii)	Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., a Delaware limited partnership,

(ix)	Blackstone Real Estate Holdings IV L.P., a Delaware limited partnership,

(x)	Blackstone Real Estate Partners V L.P., a Delaware limited partnership,

(xi)	Blackstone Real Estate Partners V.F L.P., a Delaware limited partnership,

(xii)	Blackstone Real Estate Partners V.TE.1 L.P., a Delaware limited partnership,

(xiii)	Blackstone Real Estate Partners V.TE.2 L.P., a Delaware limited partnership,

(xiv)	Blackstone Real Estate Partners (AIV) V L.P., a Delaware limited partnership,

(xv)	Blackstone Real Estate Holdings V L.P., a Delaware limited partnership (collectively, together with the entities listed in clauses (i)-(xiv), the “Blackstone Funds”),

(xvi)	BRE/Prime Mezz 3-A L.L.C., a Delaware limited liability company,

(xvii)	BRE/Prime Holdings L.L.C., a Delaware limited liability company,

(xviii)	WIH Hotels L.L.C., a Delaware limited liability company,

(xix)	Blackstone Real Estate Associates IV L.P., a Delaware limited partnership,

(xx)	BREA IV L.L.C., a Delaware limited liability company,

(xxi)	Blackstone Real Estate Associates V L.P., a Delaware limited partnership,

(xxii)	BREA V L.L.C., a Delaware limited liability company,

(xxiii)	BREP V Side-by-Side GP L.L.C., a Delaware limited liability company,

(xxiv)	BREP IV Side-by-Side GP L.L.C., a Delaware limited liability company,

(xxv)	Blackstone Holdings II L.P., a Delaware limited partnership,

(xxvi)	Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company,

(xxvii)	Blackstone Inc., a Delaware corporation,

(xxviii)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

(xxix)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of each of the Blackstone Funds is investing in securities.

The principal business of BRE/Prime Mezz 3-A L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Mezz 2 L.L.C. The principal business of BRE/Prime Holdings L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Mezz 3-A L.L.C. The principal business of WIH Hotels L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Holdings L.L.C.

The principal business of Blackstone Real Estate Associates IV L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., and other affiliated Blackstone entities. The principal business of BREP IV Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings IV L.P. and other affiliated Blackstone entities. The principal business of BREA IV L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates IV L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Real Estate Associates V L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners

(AIV) V L.P., and other affiliated Blackstone entities. The principal business of BREP V Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings V L.P. and other affiliated Blackstone entities. The principal business of BREA V L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates V L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BREA IV L.L.C., BREP IV Side-by-Side GP L.L.C., BREA V L.L.C., BREP V Side-by-Side GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 6, 2021, the Issuer, Cavalier Acquisition JV LP, a Delaware limited partnership (“Parent”), and Cavalier Acquisition Owner LP, a Delaware limited partnership and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, the Issuer will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity in the Merger as a wholly owned subsidiary of Parent. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2021.

Concurrently with and as a condition to Parent’s and Merger Sub’s execution of the Merger Agreement, certain entities affiliated with Blackstone Inc. (such entities, collectively, the “Blackstone stockholders”), have entered into a support agreement with Parent (the “Support Agreement”) covering shares of Common Stock legally or beneficially owned by the Blackstone stockholders. Pursuant to and subject to the terms and conditions of the Support Agreement, the Blackstone stockholders have agreed not to transfer the Common Stock and to vote all the Common Stock owned by them in favor of the Merger. As of November 6, 2021, the Blackstone stockholders owned 17,586,538 shares of Common Stock representing approximately 30% of the total issued and outstanding Common Stock.

The Support Agreement will terminate upon the earliest to occur of the following: (a) the closing of the Merger in accordance with the terms of the Merger Agreement, (b) such time as a Change of Recommendation (as defined in the Merger Agreement) has been effected in accordance with Section 6.1(c) of the Merger Agreement, (c) the termination of the Merger Agreement in accordance with its terms and (d) any material change to the terms of the Merger without the prior written consent of each shareholder party to the Support Agreement that (i) reduces the per-share Merger Consideration (as defined in the Merger Agreement) (other than adjustments in compliance with Section 2.5 or 6.19 of the Merger Agreement) or (ii) changes the form of consideration payable in the Merger (other than in compliance with Section 6.19 of the Merger Agreement). The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is referenced as Exhibit D to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). Calculations of the percentage of shares of Common Stock beneficially owned assumes that there were a total of 58,445,063 shares of Common Stock outstanding on November 4, 2021, as set forth in the Merger Agreement.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BRE/LQJV-NQ L.L.C. directly holds 6,769,655 shares of Common Stock, BRE/Prime Mezz 2 L.L.C. directly holds 932,172 shares of Common Stock, Blackstone Real Estate Partners IV L.P. directly holds 526,436 shares of Common Stock, Blackstone Real Estate Partners IV.F L.P. directly holds 177,047 shares of Common Stock, Blackstone Real Estate Partners IV.TE.2 L.P. directly holds 71,631 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.1 L.P. directly holds 190,751 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.2 L.P. directly holds 262,018 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. directly holds 304,078 shares of Common Stock, Blackstone Real Estate Holdings IV L.P. directly holds 89,162 shares of Common Stock, Blackstone Real Estate Partners V L.P. directly holds 3,045,672 shares of Common Stock, Blackstone Real Estate Partners V.F L.P. directly holds 770,527 shares of Common Stock, Blackstone Real Estate Partners V.TE.1 L.P. directly holds 1,096,835 shares of Common Stock, Blackstone Real Estate Partners V.TE.2 L.P. directly holds 2,817,965 shares of Common Stock, Blackstone Real Estate Partners (AIV) V L.P. directly holds 88,291 shares of Common Stock, and Blackstone Real Estate Holdings V L.P. directly holds 444,298 shares of Common Stock.

The managing members of BRE/LQJV-NQ L.L.C. are Blackstone Real Estate Partners IV L.P. and Blackstone Real Estate Partners V L.P.

The managing member of BRE/Prime Mezz 2 L.L.C. is BRE/Prime Mezz 3-A L.L.C. The managing member of BRE/Prime Mezz 3-A L.L.C. is BRE/Prime Holdings L.L.C. The managing member of BRE/Prime Holdings L.L.C. is WIH Hotels L.L.C. The managing member of WIH Hotels L.L.C. is Blackstone Real Estate Partners IV L.P.

The general partner of each of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P. and Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. is Blackstone Real Estate Associates IV L.P. The general partner of Blackstone Real Estate Associates IV L.P. is BREA IV L.L.C.

The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P. and Blackstone Real Estate Partners (AIV) V L.P. is Blackstone Real Estate Associates V L.P. The general partner of Blackstone Real Estate Associates V L.P. is BREA V L.L.C.

The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Holdings IV L.P. is BREP IV Side-by-Side GP L.L.C.

The sole member of each of BREP IV Side-by-Side GP L.L.C. and BREP V Side-by-Side GP L.L.C. and managing member of each of BREA IV L.L.C. and BREA V L.L.C is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C.. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by the Reporting Persons, to the extent they directly hold shares of Common Stock). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) None of the Reporting Persons has effected any transaction in the past 60 days in the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D	Support Agreement, dated November 6, 2021

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2021

BRE/LQJV-NQ L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/ PRIME MEZZ 2 L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/PRIME MEZZ 3-A L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/PRIME HOLDINGS L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

WIH HOTELS L.L.C.
By: Blackstone Real Estate Partners IV L.P., its managing member
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS IV L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS IV.TE.2 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.1 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.2 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.3-A L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS IV L.P.
By: BREP IV Side-by-Side GP L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.F L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.1 L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.2 L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (AIV) V L.P.
By: Blackstone Real Estate Associates V L.P., its general partner By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS V L.P.
By: BREP V Side-by-Side GP L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES V L.P.
By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREP IV SIDE-BY-SIDE GP L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREP V SIDE-BY-SIDE GP L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREA IV L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREA V L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[CorePoint Lodging Inc. – Schedule 13D/A]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
Jay O. Light	Dean Emeritus, Harvard Business School
The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.